Mail Stop 4561

April 21, 2009

Glenn Hall
Chief Executive Officer
SCN Holdings, Inc.
40 Matthews Street, Suite 101
Goshen, NY 10924

> **Re:** **SCN Holdings, Inc.**
> **Form 8-K Filed March 27, 2009**
> **File No. 000-53472**

Dear Mr. Hall:

We have completed our review of your Form 8-K and have no further comments at this time on the specific issues raised.

Sincerely,

Craig Wilson
Senior Assistant Chief Accountant